October 30, 2020 Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Attn:	Kathleen Collins and Eiko Yaoita Pyles

Re:          Allot Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed March 26, 2020
File No. 001-33129

Dear Ms. Collins and Ms. Pyles:

On behalf of our client, Allot Ltd. (the “Company” or “Allot”), we are  submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 19, 2020 (the “Comment Letter”) relating to the Form 20-F filed by the Company on March 26, 2020 (the “Submission”).

Set forth below is the response of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  The Company has reviewed this letter and authorized us to make the statements set forth herein to you on its behalf.

Form 20-F for the Fiscal Year Ended December 31, 2019

Note 2. Significant Accounting Policies l. Revenue recognition, page F-16

1.	Your disclosures indicate that certain arrangements with large service providers may include complex customization services. Please tell us the following as it relates to such arrangements:

•	Describe the nature of your customization services;

Response:

In a small number of instances, the Company provides specific customization as part of its professional services.

The Company’s customization services include development of customer-requested functions and features on the Company’s hardware and software products per customer specifications. These services are provided to the customer pursuant to a separate contract from the products already purchased and received.  Such services are undertaken specifically for the customer in question and do not necessarily benefit other customers.

Securities and Exchange Commission
October 30, 2020

Large service providers might seek significant customization requirements. In order to meet such requirements, the Company may be required to allocate resources and efforts for development activities that are not part of its R&D roadmap and there is therefore a risk that the Company will not be able to meet those requirements. This creates a risk, in case of failure to meet those requirements, that the Company may incur higher costs and reputational harm, which can lead to large service providers deciding not to continue their future engagements with the Company.

•	Clarify whether such services are separate performance obligations and specifically address how you considered the guidance in ASC 606-10-25-21 in making such determination;

Response:

As described above, the arrangement involves customizing an existing product that was previously provided to the customer. The customization services are accounted for as a separate contract and, as such, are distinct from the promise to transfer the product.

The Company considered the contract combination guidance in paragraph 606-10-25-9 and assessed that the customization professional services contract was not entered into at or near the same time as the original product and, therefore, is not combined with the initial contract for the provision of the product.

•	Tell us when revenue is recognized for arrangements that involve customization.

Specifically address how you considered the guidance in 606-10-25-27 or explain what guidance you applied to these arrangements; and

Response:

The Company has considered ASC 606-10-25-27 and determined that it does not satisfy the customization services performance obligation over time:

1.	The customer does not simultaneously receive and consume the benefits provided by the Company’s performance as the Company performs.

2.
The customer does not receive the enhanced asset as it is enhanced because the customer does not get control of the development until the Company has completed and delivered it. The Company’s performance does not create or enhance an asset that the customer controls as the asset is created or enhanced.

Securities and Exchange Commission
October 30, 2020

3.	The Company does not have an enforceable right to receive payment for completed performance prior to transferring control of the customization services.

The Company recognizes revenues from the customization services at a point in time when the performance obligation is satisfied and control is transferred.

•	Tell us the amount of revenue recognized from arrangements that involve customization services for each period presented.

Response:

The revenues recognized from customization arrangements were $0.6 million in 2019, $1.0 million in 2018 and $0.6 million in 2017.

2.
You state that sales commissions are amortized as expense over the revenue recognition period. Please clarify what you mean by revenue recognition period. Also tell us whether additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. Refer to ASC 340-40-35-1 and 50-2.

Response:

The Company pays commissions to salespeople or third parties for both initial contracts and renewal contracts.

The Company capitalizes the incremental and recoverable costs of obtaining a contract with a customer and amortizes those costs on a systematic basis that is consistent with the transfer of the goods or services to which the asset relates. The Company’s typical contracts include performance obligations related to products, maintenance and support and other professional services. In these contracts, the incremental costs of obtaining a contract are allocated to the performance obligations based on the relative estimated standalone selling prices. Costs allocated to products are expensed when revenue from the sale of product is recognized. Costs allocated to maintenance and support are amortized ratably over the original contract period, which is the expected period of benefit of the asset capitalized. Costs related to professional services are amortized when the professional services are provided.

As stated in the Basis for Conclusions to ASU 2014-09 (BC 309), the amortization period for a contract cost asset should include specifically anticipated renewal periods when the entity concludes that it will continue to benefit from the contract cost asset over a period that is longer than the stated contract period.  However, amortizing an asset over a period longer than the initial contract period would not be appropriate when the entity pays a commission on a contract renewal that is commensurate with the commission paid on the initial contract.

Costs related to maintenance and support are limited to the contractual period of the arrangement as the Company pays a commission on a contract renewal that is commensurate with the commission paid on the initial contract.

Securities and Exchange Commission
October 30, 2020

3.
You disclose the amount of the transaction price allocated to remaining performance obligations that is expected to be recognized after the year ending December 31, 2020. Please also disclose the remaining performance obligations that are expected to be recognized prior to December 31, 2020 such that the combined disclosures represent the aggregate amount of the transaction price allocated to all performance obligations that are unsatisfied or partially satisfied as of the end of the reporting. Refer to ASC 606-10-50-13.

Response:

The portion of the transaction price allocated to remaining performance obligations represents contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. The aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize before December 31, 2020 is estimated to be $100,332 thousand and after the year ending December 31, 2020 is estimated to be $37,875 thousand.

In future filings, the Company will disclose when it expects to recognize revenues related to unsatisfied (or partially unsatisfied) performance obligations in order to comply with ASC 606-10-50-13(b).

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 with any questions or comments regarding this letter.

Sincerely,

/s/ Colin Diamond
Colin Diamond

cc  Ziv Leitman, Chief Financial Officer, Allot Ltd.